EXHIBIT 99.1

REPORT ON VOTING RESULTS
PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

Pretium Resources Inc. (the “Company”) held its Annual General and Special Meeting on May 10, 2013 (the “Meeting”) and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following voting results obtained at the Meeting:

Total Shares represented at the Meeting:	66,363,740 (68.79%)
Total Shares Issued & Outstanding as of April 5, 2013:	96,476,186

MATTERS VOTED UPON	VOTING RESULTS
1. Number of Directors Setting the number of Directors at six	For	Against
	55,921,690 (84.34%)	10,382,839 (15.66%)
The number of Directors of the Company was set at six.

2.          Election of Directors
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
Robert A. Quartermain
Joseph J. Ovsenek
Ross A. Mitchell
C. Noel Dunn
Tom S.Q. Yip
George Paspalas
	For	Withheld
	43,717,240 (76.51%) 46,759,138 (81.83%) 47,157,140 (82.53%) 47,130,445 (82.48%) 47,156,793 (82.53%) 47,156,781 (82.53%)	13,421,455 (23.49%) 10,379,557 (18.17%) 9,981,555 (17.47%) 10,008,251 (17.52%) 9,981,903 (17.47%) 9,981,914 (17.47%)
Each of the six nominees proposed by Management was elected as a Director of the Company.
3. Appointment of Auditors The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to set their remuneration	For	Withheld
	56,315,858 (84.86%)	10,047,781 (15.14%)
PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as the auditors of the Company at a remuneration to be authorized and set by the directors of the Company.
	For	Against
4. Stock Option Plan To re-approve the Company’s Stock Option Plan and the unallocated options thereunder.	33,732,217 (59.04%)	23,404,479 (40.96%)

DATED this 13th day of May, 2013.